TORA TRADING SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

Member's equity - January 1, 2016	$ 3,794,511
Stock based compensation	40,204
Non cash distribution	(3,000,000)
Net income	289,074
Member's equity - December 31, 2016	$ 1,123,789

The accompanying notes are an integral part of these financial statements.